Exhibit 1.1

Dear shareholder,

On behalf of the board of directors of Joe & The Juice Holding A/S, please find attached a notice of the extraordinary general meeting to be held on 6 December 10.00 pm CET at Bech-Bruun’s offices in Copenhagen.

As set out in the agenda, the purpose of the agenda is to establish new preferential share classes and to increase the company’s share capital by way of cash contribution.

Please let us know if you have any questions.

Kind regards

Sebastian Christmas Poulsen

Kristoffer Øxenholt

Kristoffer Øxenholt
Junior Associate